TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD FILES 2015 ANNUAL REPORT AND FINANCIAL REVIEW

Toronto, Ontario, March 30, 2016 – IAMGOLD Corporation ("IAMGOLD" or "the Company") announced that its 2015 Annual Report and Financial Review have been filed. IAMGOLD's Financial Review incorporates Management's Discussion and Analysis as well as the audited consolidated financial statements and related notes for the year ended December 31, 2015. The report is available through EDGAR at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are available on the Company's website at www.iamgold.com. Printed copies of Management's Discussion and Analysis and the consolidated audited financial statements and related notes are available, free of charge, to shareholders upon written request.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.